Exhibit 99.5

Bona Launches RMB 1 Billion Film Fund to Finance Future Theatrical and Non-Theatrical Productions

Fund Established through Partnership with Sequoia China and Noah

Expected to be China’s First Fund Dedicated Exclusively to Film and Television

BEIJING, August 29, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (Nasdaq: BONA), a leading film distributor and vertically integrated film company in China, today announced that it has launched Wuhu Bona Jinyu Film Investment Center (the “Fund”), an RMB 1.0 billion (approximately US$163.4 million) fund that will finance the development and production of Bona’s film and TV projects over the next two years.

The fund is established and managed by Wuhu Bona Film Investment Management Limited, a newly formed limited liability company whose shareholders include Bona, Sequoia Capital Investment Advisory (Tianjin) LLC (“Sequoia”) and Gopher Asset Management Co., Ltd. (“Gopher”), a division of Noah Holdings Limited (NYSE: NOAH). Bona holds an equity stake in the Fund of approximately 30%, representing the commitment of investment rights in current and future projects, with approximately 70% of the Fund owned by outside investors.

“We are extremely proud to be a part of the Fund, which is the first of its kind in the history of Chinese film and a significant milestone not only for Bona, but for our industry. Investor reaction to this concept during the fundraising process has been extremely positive, and resulted in the Fund not only meeting its target investment level, but a sizable oversubscription. The enthusiasm we have seen from seasoned investment professionals speaks to the value of the Bona name in the industry, as well as the strength of our film pipeline and our position as one of China’s leading non state-owned film companies.  We believe that there is a significant unmet demand for vehicles such as the Fund, which will allow investors to participate more directly in the growth of China’s burgeoning film industry, and we plan to explore opportunities to further develop additional financing entities following the launch of the Fund,” said Bona’s founder, Chairman and CEO, Mr. Yu Dong. “Chinese cinema is in the midst of a period of tremendous growth, with total box office revenues in the first half of 2013 increasing 35% over the same period of last year. With rapid growth in theaters nationwide as a result of the ongoing urbanization movement and increasing availability of disposable income associated with the rise of China’s middle class, we believe that China is poised to build upon its recently attained status as the world’s second largest film market in the coming years. This new fund will help Bona further expand its competitive advantages in film investment and production as we continue to strengthen our capabilities in the areas of distribution and exhibition.”

Mr. Yu added, “The launch of this Fund is expected to provide substantial benefits for Bona, as it will greatly enhance our production capacity, enabling us to bring not only more, but higher quality film and television projects to audiences in China and abroad. It will significantly reduce the challenges and risks associated with individual project financing, allowing us to more effectively plan the timing of future releases and shorten the pre-production process, while maintaining creative control over our films and TV series and giving us the opportunity to meaningfully increase our production market share. Moreover, the investment and production financing provided by the Fund will enable us to devote our internal capital resources to the Company’s other growth engines such as the expansion of our theater network and ongoing enhancement of our film distribution capabilities. We believe that the Chinese film industry is at a critical point in its evolution, and the benefits of participating in the Fund will help bring us closer to our goal of becoming China’s largest non state-owned film producer, distributor and exhibitor while leading the continued advancement of the industry and creating incremental shareholder value.”

Projects financed by the Fund are expected to include theatrical releases and television series, and will include both Bona-produced films as well as films developed through co-production agreements such as those previously announced with Fox International Productions, Universal Pictures and Working Title Films. Where applicable, Bona will distribute all films in which the Fund invests, domestically and internationally. Proceeds from the Fund will be distributed to investors based on their initial investment in the Fund, as well as the Fund’s internal rate of return.

The Fund expects to provide financing for such highly anticipated films as Tracks in the Snowy Forest, The Third Master’s Sword and Moscow Mission, the first project under Bona’s previously announced co-production agreement with Fox International Productions.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=75750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700*398	Lee Roth
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com